ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal publishes its 2022 Payments to Governments in
respect of Extractive Industries report

29 June 2023, 18:00 CET

ArcelorMittal (’the Company’) has today filed its 2022 Payments to Governments in respect of Extractive Industries report, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2022 to governments regarding its mining operations.

The report, which complies with reporting requirements under Luxembourg law, is available for download from https://corporate.arcelormittal.com/corporate-library.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59.0 million metric tonnes, while iron ore production reached 45.3 million metric tonnes. Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com